Announcement Summary

Entity name

CLINUVEL PHARMACEUTICALS LIMITED

Security on which the Distribution will be paid

CUV - ORDINARY FULLY PAID

Announcement Type

New announcement

Date of this announcement

27/8/2026

Distribution Amount

AUD 0.05000000

Ex Date

3/9/2026

Record Date

4/9/2026

Payment Date

18/9/2026

Refer to below for full details of the announcement

Announcement Details

Part 1 - Entity and announcement details

1.1 Name of +Entity

CLINUVEL PHARMACEUTICALS LIMITED

1.2 Registered Number Type

ABN

Registration Number

88089644119

1.3 ASX issuer code

CUV

1.4 The announcement is
New announcement

1.5 Date of this announcement

27/8/2026

1.6 ASX +Security Code

CUV

ASX +Security Description

ORDINARY FULLY PAID

Part 2A - All dividends/distributions basic details

2A.1 Type of dividend/distribution
Ordinary

2A.2 The Dividend/distribution:

relates to a period of twelve months

2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)

30/6/2026

2A.4 +Record Date

4/9/2026

2A.5 Ex Date

3/9/2026

2A.6 Payment Date

18/9/2026

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

- **Security holder approval**
- **Court approval**
- **Lodgement of court order with +ASIC**
- **ACCC approval**

- **FIRB approval**
- **Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.**

No

2A.8 Currency in which the dividend/distribution is made ("primary currency")

AUD - Australian Dollar

2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form

AUD 0.05000000

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?
No

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?
We do not have a securities plan for dividends/distributions on this security

2A.12 Does the +entity have tax component information apart from franking?
No

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?
No

3A.1a Ordinary dividend/distribution estimated amount per +security

AUD

3A.1b Ordinary Dividend/distribution amount per security

AUD 0.05000000

3A.2 Is the ordinary dividend/distribution franked?
Yes

3A.2a Is the ordinary dividend/distribution fully franked?
Yes

3A.3 Percentage of ordinary dividend/distribution that is franked

100.0000 %

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

3A.4 Ordinary dividend/distribution franked amount per +security

AUD 0.05000000

3A.5 Percentage amount of dividend which is unfranked

0.0000 %

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3A.7 Ordinary dividend/distribution conduit foreign income amount per security

AUD 0.00000000

Part 5 - Further information

5.1 Please provide any further information applicable to this dividend/distribution

5.2 Additional information for inclusion in the Announcement Summary